UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, May 2023

Commission File Number 001-35722

TAOPING INC.

(Translation of registrant’s name into English)

21st Floor, Everbright Bank Building

Zhuzilin, Futian District

Shenzhen, Guangdong 518040

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

(1)	Grant of Restricted Shares under Equity Incentive Plan

On May 26, 2023, the board of directors of Taoping Inc. (the Company) granted restricted shares in an aggregate amount of 2,000,000 ordinary shares, no par value (the “Restricted Shares”) to certain of its directors, executive officers and employees as compensations for their services. The following shares were granted to the executive officers and directors of the Company:

Jianghuai Lin, Chief Executive Officer and Chairman, was granted 1,000,000 shares;

Zhiqiang Zhao, President and director, was granted 270,000 shares;

Zhixiong Huang, Chief Operating Officer, was granted 270,000 shares;

Iris Yan, Chief Financial Officer, was granted 270,000 shares;

Huan Li, Chief Marketing Officer, was granted 80,000 shares;

Guangzeng Chen, Chief Technology Officer, was granted 20,000 shares;

Yunsen Huang, director, was granted 15,000 shares;

Yong Jiang, director, was granted 15,000 shares;

Remington C.H. Hu, director, was granted 15,000 shares.

All of the Restricted Shares vested immediately upon the grant date. The Restricted Shares were granted under the Company’s 2016 Equity Incentive Plan, as amended on May 9, 2021, which have been registered by a registration statement on Form S-8 (File No. 333-256600).

(2)	Resignation of Chief Investment Officer

On May 30, 2023, Mr. Qian Wang resigned as Chief Investment Officer of the Company, effective immediately. Mr. Wang’s resignation is not the result of any disagreement with the Company on any matter relating to its operation, policies (including accounting or financial policies) or practices.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2023	TAOPING INC.

	By:	/s/ Jianghuai Lin
Jianghuai Lin
Chief Executive Officer